UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1998

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from               to                     .
                                       ---------------  ---------------------

Commission file number 1-3492



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Brown & Root, Inc. Employees' Retirement and Savings Plan
                           Halliburton Benefits Center
                               4100 Clinton Drive
                              Building 1, Room 130
                              Houston, Texas 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                  500 N. Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


         The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Brown & Root Employees' Retirement and Savings Plan:


              Financial Statements and Schedules
              ----------------------------------

              Report of Independent Public Accountants - Arthur Andersen LLP

              Statements  of  Net   Assets  Available  for  Benefits  with  Fund
              Information as of December 31, 1998 and 1997

              Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

              Notes to Financial Statements

              Item 27(a) - Supplemental Schedule of Assets Held for Investment Purposes, December 31, 1998

              Item 27(d) - Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1998


              Exhibit
              -------

              Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)


              SIGNATURES

              The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or the Benefits Committee of the Brown & Root, Inc. Employees' Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




              Date:  July 14, 1999
                                         By  /s/ Celeste Colgan
                                           ----------------------------------
                                                 Celeste Colgan, Chairman
                                                 Benefits Committee

              BROWN & ROOT, INC. EMPLOYEES'
              RETIREMENT AND SAVINGS PLAN

              Financial Statements
              As Of December 31, 1998 And 1997,
              And Supplemental Schedules
              As Of December 31, 1998

              Together With Report Of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of the
Brown & Root, Inc. Employees'
Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Brown & Root, Inc. Employees' Retirement and Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the statement of changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 8 to the accompanying financial statements, on December 31, 1998, certain net assets of the Plan were transferred into the Halliburton Profit Sharing and Savings Plan, now renamed the Halliburton Retirement and Savings Plan.




                                        ARTHUR ANDERSEN LLP




Dallas, Texas,
    July 14, 1999


                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998



                                          General          Fixed       Halliburton        Equity
                                        Investment         Income         Stock         Investment
                                           Fund             Fund          Fund             Fund              Total
                                       -------------   -------------   ------------    -------------    ---------------
ASSETS:
     Participation in Master Trust,
         at fair value                 $814,779,081    $587,062,215    $17,566,879     $217,708,158     $1,637,116,333
     Employer contributions
         receivable                           2,501           4,434            204            1,553              8,692
     Plan participants' contributions
         receivable                         177,666         417,164          8,792          189,219            792,841
                                       -------------   -------------   ------------    -------------    ---------------

                  Total assets          814,959,248     587,483,813     17,575,875      217,898,930      1,637,917,866
                                       -------------   -------------   ------------    -------------    ---------------


LIABILITIES:
     Payable to Halliburton Profit
         Sharing and Savings Plan      (383,173,508)   (212,399,956)   (11,377,081)    (144,287,865)      (751,238,410)
     Accrued liabilities                   (481,861)       (179,443)        (1,218)         (37,526)          (700,048)
                                       -------------   -------------   ------------    -------------    ---------------

                  Total liabilities    (383,655,369)   (212,579,399)   (11,378,299)    (144,325,391)      (751,938,458)
                                       -------------   -------------   ------------    -------------    ---------------

INTERFUND RECEIVABLES
     (PAYABLES)                             204,359        (337,957)       (35,386)         168,984              -
                                       -------------   -------------   ------------    -------------    ---------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                     $431,508,238    $374,566,457    $ 6,162,190     $ 73,742,523     $  885,979,408
                                       =============   =============   ============    =============    ===============




   The accompanying notes are an integral part of this financial statement.


                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                                          General         Fixed         Halliburton        Equity
                                        Investment        Income           Stock         Investment
                                           Fund            Fund            Fund             Fund            Total
                                       -------------   -------------   --------------   -------------   ---------------
ASSETS:
     Participation in Master Trust,
         at fair value                 $790,910,875    $540,949,582    $  21,954,010    $180,822,337    $1,534,636,804
     Employer contributions
         receivable                      36,800,661       1,498,440          792,290       4,925,592        44,016,983
     Plan participants' contributions
         receivable                         475,186       2,857,386             -            820,467         4,153,039
     Other receivables                       41,299         101,502            2,963            -              145,764
                                       -------------   -------------   --------------   -------------   ---------------

                  Total assets          828,228,021     545,406,910       22,749,263     186,568,396     1,582,952,590
                                       -------------   -------------   --------------   -------------   ---------------


LIABILITIES:
     Accrued liabilities                 (1,101,669)        (47,239)          (3,926)        (25,776)       (1,178,610)
     Excess contributions                    (5,829)       (114,523)            -             (5,967)         (126,319)
                                       -------------   -------------   --------------   -------------   ---------------

                  Total liabilities      (1,107,498)       (161,762)          (3,926)        (31,743)       (1,304,929)
                                       -------------   -------------   --------------   -------------   ---------------

INTERFUND RECEIVABLES
     (PAYABLES)                               3,928             (34)            (530)         (3,364)             -
                                       -------------   -------------   --------------   -------------   ---------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                     $827,124,451    $545,245,114    $  22,744,807    $186,533,289    $1,581,647,661
                                       =============   =============   ==============   =============   ===============



   The accompanying notes are an integral part of this financial statement.


                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998



                                          General          Fixed        Halliburton       Equity
                                        Investment         Income          Stock        Investment
                                           Fund             Fund           Fund            Fund              Total
                                       -------------   --------------  --------------   --------------  ----------------
CONTRIBUTIONS:
    Employer                           $    979,973    $     392,931   $      42,479    $     339,187   $     1,754,570
    Plan participants                     6,854,491       20,750,809         183,432        7,851,897        35,640,629

ALLOCATION OF MASTER TRUST
    NET INVESTMENT ACTIVITY              96,725,325       40,270,526     (10,292,855)      26,738,743       153,441,739
                                       -------------   --------------  --------------   --------------  ----------------

                                        104,559,789       61,414,266     (10,066,944)      34,929,827       190,836,938
                                       -------------   --------------  --------------   --------------  ----------------

LESS:
    Benefits paid to participants       (60,011,493)     (60,015,102)       (987,820)      (13,628,978)     (134,643,393)
    Excess contributions                      5,829          114,523            -               5,967           126,319
    Administrative expenses                (380,536)        (270,373)         (9,662)         (89,136)         (749,707)
                                       -------------   --------------  --------------   --------------  ----------------

                                        (60,386,200)     (60,170,952)       (997,482)     (13,712,147)     (135,266,781)
                                       -------------   --------------  --------------   --------------  ----------------

NET INCREASE (DECREASE)                  44,173,589        1,243,314     (11,064,426)      21,217,680        55,570,157

TRANSFER TO HALLIBURTON
    PROFIT SHARING AND
    SAVINGS PLAN                       (383,173,508)    (212,399,956)    (11,377,081)    (144,287,865)     (751,238,410)

TRANSFERS BETWEEN FUNDS                 (56,616,294)      40,477,985       5,858,890       10,279,419              -

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS,
    beginning of year                   827,124,451      545,245,114      22,744,807      186,533,289     1,581,647,661
                                       -------------   --------------  --------------   --------------  ----------------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS, end of year         $431,508,238    $ 374,566,457   $   6,162,190    $  73,742,523   $   885,979,408
                                       =============   ==============  ==============   ==============  ================


    The accompanying notes are an integral part of this financial statement.

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


1.   SUMMARY OF THE PLAN:
     --------------------

The following brief description of the Brown & Root, Inc. Employees' Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Participation
-------------

The Plan is a trusteed, defined contribution profit-sharing pension plan covering eligible employees of Brown & Root Holdings, Inc. (the "Company" or the "Employer"), a Delaware corporation and a wholly owned subsidiary of Halliburton Company, and those subsidiaries and affiliated companies (collectively, the "Employers") which have adopted the Plan, as amended. Employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless the Plan has been adopted as a part of such agreement. An employee is eligible for participation in the Plan on the first day of the month following the completion of one year of service with his/her employer. The administrative committee of the Plan consists of members appointed by the Board of Directors of the Company.

Contributions
-------------

Employer contributions consist of an annual profit-sharing contribution and a monthly 401(k) matching contribution.

At the authorization of the Board of Directors, the Company contributes to the Plan a profit-sharing amount to be allocated to each participant based on the proportion that each participant's weighted eligible earnings, as defined by the Plan agreement, bear to the total weighted eligible earnings of all participants entitled to an allocation. Weighted eligible earnings are determined by multiplying a participant's eligible earnings by a factor based on the participant's completed years of service as of the end of the Plan year as follows:


                     Years of Service                 Factor
              -----------------------------           ------
              Less than 4                              1/2
              At least 4 but less than 10              1
              At least 10 but less than 15             2
              At least 15 but less than 20             3
              20 or more                               4

In order to be eligible for such contribution, the participant must be actively employed by the Company on December 31 of the Plan year for which the contribution applies unless the participant meets certain other conditions specified by the Plan.

Participants may elect to contribute to the Plan on a pretax basis a percentage of their eligible earnings, as defined by the Plan, provided that the total dollar amount of these pretax deferrals during the year does not exceed the applicable dollar limitation imposed by Treasury Regulations.

The Employer shall contribute each month an amount equal to 25% of the participant's contribution during such month up to a maximum of $250 per year.

Additionally, participants may elect to make after-tax contributions to the Plan not to exceed 15% of their eligible earnings during the Plan year.

Investment Options
------------------

The assets of the Plan are combined with assets of certain other benefit plans of affiliated companies in the Halliburton Company Employee Benefit Master Trust (the "Master Trust"). The Master Trust is comprised of the following investment options:

     o General Investment Fund (GIF) - The GIF is a diversified fund that invests primarily in foreign and domestic stocks and bonds and is structured for long-term growth. The individual securities in the GIF are managed by several registered professional investment managers selected by the investment committee, which is appointed by the Board of Directors of Halliburton Company.

     o Fixed Income Fund (FIF) - The FIF is a diversified fund that places the preservation of principal as its primary objective. Investments of the FIF include primarily insurance investment contracts, asset-backed investment contracts, bank investment contracts, and domestic bonds. As in the GIF, the investment committee uses professional investment managers to manage individual securities, with the exception of the bank and insurance contracts which are not actively traded.

     o Halliburton Stock Fund (HSF) - The HSF is not a diversified fund and invests only in the common stock of Halliburton Company.

     o Equity Investment Fund (EIF) - The EIF invests primarily in U.S. stocks and non-U.S. stocks, generally the same stocks which comprise part of the GIF.

Plan participants may direct their contributions, as well as their portion of Company contributions, between the FIF, the GIF, the HSF and the EIF, as defined by the Plan agreement. Plan participants are allowed to transfer up to 15% of their profit-sharing account and Company match account balances to the HSF.

Benefits Paid to Participants
-----------------------------

Upon application and approval by the Plan's administrative committee, a participant may withdraw, during active employment, all or part of the balance in his/her employee contribution account and, under certain conditions, the vested portion of his/her Employer contribution account. Participants have a vested interest in the Company contribution account based on years of service as follows:


                   Years of Service                  Vested Percentage
              --------------------------             -----------------
              Less than 3                                     0%
              At least 3 but less than 4                     20
              At least 4 but less than 5                     50
              At least 5 but less than 6                     60
              At least 6 but less than 7                     80
              7 or more                                     100

The right to benefits under the Plan is nonforfeitable upon the attainment of age 55, permanent disability, or death. A retired or disabled participant or the beneficiary of a deceased participant is entitled to receive the total amounts in the participant and Employer contribution accounts as of the date of retirement, full and permanent disability, or death, whether his/her interest in such accounts is vested or not. Benefits are recorded when paid.

Forfeitures
-----------

Forfeitures represent the nonvested portion of a terminated participant's profit sharing account. Forfeitures are allocated at each year-end ($652,818 and $748,592 in 1998 and 1997, respectively) to all active participants eligible for an Employer contribution for such year. The allocation is based on the same method as that of the Employer contribution discussed above.

Allocation of Income
--------------------

The income or loss of the GIF, FIF, HSF, and EIF is allocated to participants' accounts daily. The allocation to each participant's account is made in the form of an increase or decrease in the net asset value per unit on a daily basis.

Plan Amendment, Modification, and Termination
---------------------------------------------

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

2.   SIGNIFICANT ACCOUNTING POLICIES:
     --------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are prepared using the accrual method of accounting.

Allocation of Master Trust Net Investment Activity
--------------------------------------------------

The allocation of the Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust. The net investment income or loss is the realized gain or loss from investments sold, change in the unrealized net gain or loss on investments, dividend income, and interest income less related expenses recorded by the Master Trust (see Note 3).

Accrued Expenses
----------------

Accrued expenses represent amounts owed for Plan expenses as of the end of the year and amounts due to participants to whom benefit checks have been written but have not been cashed for periods greater than 90 days.

Valuation of Plan Assets
------------------------

As of May 1, 1998, the Plan assets are valued by the Trustee on a daily basis. Participants were in an activity "black out" period from April 3, 1998, to June 1, 1998, due to the change in recordkeeper to Hewitt Associates, Inc. ("Hewitt") as of May 1, 1998. During this period, participants were unable to make any requests for withdrawals, transfer funds, or reallocate balances. Subsequent to June 1, 1998, participants were able to request qualified withdrawals, transfer funds, and reallocate balances on a daily basis.

Administrative Expenses
-----------------------

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan. Certain expenses of the Plan are paid by the Company. The Plan is not liable to the Company for these expenses paid on its behalf.

Excess Contributions
--------------------

Excess contributions represent pretax and after-tax amounts contributed to participant accounts which exceeded the statutory limits, as defined by the Internal Revenue Code, and earnings thereon. These amounts were refunded to participants subsequent to year-end and were included in the participant's 1998 and 1997 personal income.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

Preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

3.   MASTER TRUST:
     -------------

The assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. There are four funds within the Master Trust: the GIF, FIF, HSF, and EIF. The combination of the Plans' assets is only for investment purposes, and each plan continues to be operated under its current plan agreement, as amended. All assets of the Master Trust are held by State Street Bank and Trust ("State Street").

The funds within the Master Trust hold bank, insurance and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bonds and notes and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

The GIF invests in the EIF to obtain its equity exposure. The EIF operates on a unitized basis. All EIF investments are valued at the end of the day. The unit price is calculated by dividing the total value of the assets by the total number of units in existence. Contributions into and withdrawals from the EIF, in the course of a day, are used to buy and sell units at the preceding day's closing unit price.

Real estate mortgages are stated at cost plus accrued interest less payments received.

Real estate holdings are stated at their estimated market values as determined by an independent appraiser.

The assets of the Plan were held by the Master Trust during 1998 and 1997 (as described above) and, accordingly, investment activity for 1998 and 1997 was recorded by the Master Trust. All investment transactions are accounted for on the trade date basis in accordance with generally accepted accounting principles. The Master Trust investment activity is included in the summary statements below.

The following are the Master Trust statements of net assets as of December 31, 1998 and 1997, and the statements of changes in net assets for the years ended December 31, 1998 and 1997 (dollar amounts in thousands):


                                                                                    1998
                                                          ----------------------------------------------------
      Statement of Net Assets                                 GIF           FIF           HSF          EIF
      -----------------------                             -----------   -----------    ---------   -----------
       Cash and equivalents                               $   23,890    $  135,523     $   (108)   $   59,137
       Receivables                                             9,268        14,504            3         2,942
       Asset-backed investment contracts                        -          (50,451)        -             -
       U.S. corporate and government
           bonds and notes                                   596,029     1,059,646         -             -
       Non-U.S. bonds                                         59,219       119,812         -              909
       Non-U.S. stock                                          1,075          -            -          522,589
       Halliburton stock                                        -             -         103,024          -
       Insurance investment contracts                           -           36,141         -             -
       Other U.S. stock                                       18,737         7,809         -        1,234,755
       Pooled bond fund                                       57,181         5,570         -             -
       Real estate and related investments                       130          -            -             -
       GIF participation in EIF                            1,327,950          -            -       (1,327,950)
       Payables                                              (50,825)      (69,373)         (45)       (8,338)
                                                          -----------   -----------    ---------   -----------

                  Net assets of the Master Trust          $2,042,654    $1,259,181     $102,874    $  484,044
                                                          ===========   ===========    =========   ===========

       Plan dollar value interest                         $  431,508    $  374,566     $  6,162    $   73,743
                                                          ===========   ===========    =========   ===========

       Plan percent interest                                   21.12%        29.75%        5.99%        15.23%
                                                          ===========   ===========    =========   ===========

      Statement of Changes in Net Assets                      GIF           FIF           HSF          EIF
      ----------------------------------                  -----------   -----------    ---------   -----------

       Participating plans' net assets,
           beginning of year                              $1,991,913    $1,136,766     $181,012    $  397,717
       Receipts from participating plans                     217,682       347,247       21,774       166,385
       Net realized gain                                      38,769         4,265        6,085       170,959
       Net unrealized gain (loss)                            (34,423)         (632)     (82,097)       64,561
       Dividend and interest income, net of
           Master Trust expenses                              39,969        81,346        1,754        23,190
       Withdrawals by participating plans                   (410,047)     (309,811)     (25,654)     (139,977)
       GIF participation in EIF                              198,791          -            -         (198,791)
                                                          -----------   -----------    ---------   -----------

       Participating plans' net assets, end of year       $2,042,654    $1,259,181     $102,874    $  484,044
                                                          ===========   ===========    =========   ===========


      Investment Income by Type                               GIF           FIF           HSF          EIF
      -------------------------                           -----------   -----------    ---------   -----------
       Cash and equivalents                               $     (664)   $      (65)    $   -       $     (129)
       U.S. corporate and government
           bonds and notes                                    11,159         2,230         -             -
       Non-U.S. bonds                                         (3,717)        1,148         -             (246)
       Non-U.S. stock                                             67          -            -           24,367
       Other U.S. stock                                       (1,230)          470         -          212,913
       Halliburton stock                                        -             -         (76,012)         -
       Real estate                                               101          -            -             -
       Options                                                    40          -            -             -
       Forward contracts                                         586          -            -              (96)
       Other investments                                      (1,997)         (150)        -           (1,289)
                                                          -----------   -----------    ---------   -----------

       Total appreciation (depreciation)                  $    4,345    $    3,633     $(76,012)   $  235,520
                                                          ===========   ===========    =========   ===========

                                                                                    1997
                                                          ----------------------------------------------------
      Statement of Net Assets                                 GIF           FIF           HSF          EIF
      -----------------------                             -----------   -----------    ---------   -----------
         Cash and equivalents                             $   31,247    $  113,099     $    467    $   73,160
         Receivables                                           9,849        13,990            3         2,623
         Asset-backed investment contracts                      -          (41,970)        -             -
         U.S. corporate bonds and
             government bonds and notes                      502,030       956,763         -             -
         Non-U.S. bonds                                      121,967       135,677         -            1,169
         Non-U.S. stock                                         -             -            -          413,086
         Halliburton stock                                      -             -         180,563          -
         Insurance investment contracts                         -           45,525         -             -
         Other U.S. stock                                     14,500        11,370         -        1,127,707
         Pooled equity funds                                    -             -            -           32,215
         Pooled bond funds                                   119,998        11,183         -             -
         Real estate and related                               4,333          -            -             -
         GIF participation in EIF                          1,251,159          -            -       (1,251,159)
         Payables                                            (63,170)     (108,871)         (21)       (1,084)
                                                          -----------   -----------    ---------   -----------

         Net assets of the Master Trust                   $1,991,913    $1,136,766     $181,012    $  397,717
                                                          ===========   ===========    =========   ===========

         Plan dollar value interest                       $  790,911    $  540,950     $ 21,954    $  180,822
                                                          ===========   ===========    =========   ===========

         Plan percent interest                                 39.71%        47.59%       12.13%        45.47%
                                                          ===========   ===========    =========   ===========

The Master Trust makes use of several investment strategies involving the limited use of derivative instruments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors such risk indicators as duration and where applicable, counter-party credit risk. These are monitored for both the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the combining statements of changes in net assets.

4.   INVESTMENTS:
     ------------

Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                        1998             1997
                                    ------------     ------------
         Master Trust - GIF         $814,779,081     $790,910,875
         Master Trust - FIF          587,062,215      540,949,582
         Master Trust - EIF          217,708,158      180,822,337

5.   FEDERAL INCOME TAXES:
     ---------------------

The Plan obtained its latest determination letter on September 26, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, management believes, based on consultation with legal counsel, that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified under Section 401(a) of the Code and the related trust was tax exempt under
Section 501(a) of the Code as of December 31, 1998 and 1997.

6.   RELATED-PARTY TRANSACTIONS:
     ---------------------------

State Street Trust is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Therefore these assets qualify as party-in-interest.

7.   UNITS OF PARTICIPATION:
     -----------------------

The Plan assigns units of participation to participants. As of April 30, 1998, all of the investment options were reunitized to $10.0000 net asset value per unit. The following details the total number of units and net asset value per unit as of December 31, 1998 and 1997:


Fund                     Units                Net Asset Value Per Unit
----                  -----------             ------------------------
1998
----

GIF                    20,430,436                   $21.1209
FIF                   215,926,274                     1.7347
HSF                       765,737                     8.0474
EIF                    10,379,723                     7.1045

1997
----

GIF                   624,386,239                     1.3247
FIF                   474,249,903                     1.1497
HSF                    10,527,080                     2.1606
EIF                   126,540,457                     1.4741

8.   ASSET TRANSFER:
     ---------------

As of December 31, 1998, $751,238,410 of the net assets of this plan were merged into the Halliburton Profit Sharing and Savings Plan ("HPSSP"). The participant accounts included in this transfer were all active employees on December 31, 1998, who were not classified as craft employees. As a result of the transfer, all active non-craft employees ceased participation in the Plan and became active participants in the HPSSP and all participant account balances were transferred to HPSSP. Non-craft employees include all technical, professional, and administrative personnel of Brown & Root, Inc.


                                                                                                     SCHEDULE I

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                 EIN: 75-2677995

                                   PLAN #: 001



 (a)               (b)                                    (c)                               (d)              (e)
         Identity of Issue, Borrower,                                                                      Current
           Lessor, or Similar Party              Description of Investment                  Cost            Value
------   -----------------------------     ----------------------------------------     ------------     ------------
   *     Halliburton Company Employee      Investment in Net Assets of Halliburton
             Benefit Master Trust              Company Employee Benefit Master
                                               Trust - General Investment Fund          $334,376,221     $431,508,238

   *     Halliburton Company Employee      Investment in Net Assets of Halliburton
             Benefit Master Trust              Company Employee Benefit Master
                                               Trust - Fixed Income Fund                 334,160,160      374,566,457

   *     Halliburton Company Employee      Investment in Net Assets of Halliburton
             Benefit Master Trust              Company Employee Benefit Master
                                               Trust - Halliburton Stock Fund             16,405,359        6,162,190

   *     Halliburton Company Employee      Investment in Net Assets of Halliburton
             Benefit Master Trust              Company Employee Benefit Master
                                               Trust - Equity Investment Fund             47,231,822       73,742,523



*  Column (a) indicates each identified person/entity known to be a party-in-interest.


This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


                                                                                                    SCHEDULE II

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                 EIN: 75-2677995

                                   PLAN #: 001



            (a)                           (b)                   (c)           (d)           (g)            (i)
                                                                                                         Net Gain
                                                              Purchase       Selling        Cost          (Loss)
  Identity of Party Involved       Description of Asset         Price         Price        of Asset       on Sale
------------------------------   ------------------------   ------------   -----------   ------------   ------------


Note:  All reportable transactions are reported as part of the master trust filing.



Categories (e) Lease Rental and (f) Expenses Incurred with Transactions do not apply to any of these transactions.





This supplemental schedule lists individual and series transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.